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                               April 30, 2021

       Michael K. Lester
       President and Chief Executive Officer
       LifeStance Health Group, Inc.
       4800 N. Scottsdale Road, Suite 6000
       Scottsdale, AZ 85251

                                                        Re: LifeStance Health
Group, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 12,
2021
                                                            CIK No. 0001845257

       Dear Mr. Lester:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 12, 2021

       Overview, page 1

   1. We note your response to prior comment 2. Please revise your summary to move the discussion of your care
model prior to the discussion of your strengths, opportunities and growth strategies.
Given the current presentation, we note that it is difficult for an investor to understand the
platform and model that you are highlighting or to assess statements in this section concerning
how this model is disruptive and transformative. In your revised disclosure, state
succinctly and in plain-English your business structure and operating model. In this
discussion, specifically state what products and services you provide and how they generate
revenue.
 Michael K. Lester
FirstName
LifeStance LastNameMichael
            Health Group, Inc.K. Lester
Comapany
April       NameLifeStance Health Group, Inc.
       30, 2021
April 230, 2021 Page 2
Page
FirstName LastName
2. Please provide a organizational chart of your operations. In this chart, please indicate what entities (or group of entities) you own and those with which you have a contractual relationship.
3. We note your response to prior comment 3. Please revise to state the basis for your
         performance claims or revise to state such claims are management   s
belief. For example,
         we note your statements that your mental health treatment services and experience are
         "best-in-class," that payors are able to offer their members a "superior product," and that your collaborative care model leads "to improved quality outcomes and lower costs."
TPG Acquisition, page 10

4. We note your response to prior comment 7. Please revise to quantify the consideration paid in the TPG Acquisition.
5. We note your response to prior comment 8. Please provide us supplementally with a copy of the agreements associated with the TPG acquisition.
Key Factors Affecting Our Results, page 72

6. We reference your response to prior comment 13. Please explain to us why you have not separately disclosed the number of your employees and those employed at affiliated practices and the reason you do not believe that this disclosure would be useful to investors. We also reference the discussion on page 5 that you employ clinicians as W-2 employees rather than independent contractors. Please clarify how employees of the affiliated practices could be your W-2 employees.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics and Non-GAAP Financial Measures, page 78

7. We have read your response to prior comment 15 and have the following additional comments:

                We note you have replaced Adjusted Gross Profit with Clinician Contribution and reconcile it to total revenue and income from operations. However, based on your definition of Clinician Contribution on page 80, it appears that the reconciliation should start with gross profit, the most directly comparable GAAP measure, which would include revenue and all costs of revenue. Please revise accordingly.

                Please separate your reconciliation of Center Contribution from Clinician
              Contribution, and revise the reconciliation of Center Contribution to begin with income from operations, the most directly comparable GAAP financial measure to comply with the guidance in Item 10(e)(1)(i)(A) of Regulation
S-K.
 Michael K. Lester
FirstName
LifeStance LastNameMichael
            Health Group, Inc.K. Lester
Comapany
April       NameLifeStance Health Group, Inc.
       30, 2021
April 330, 2021 Page 3
Page
FirstName LastName
                Please revise the title of your non-GAAP measure, Center Contribution, to more clearly indicate the type of profit measure it is (e.g. operating profit) so that it is not confused with other contribution-type measures.

                Please remove the adjustment that has the effect of excluding de novo center opening losses from your non-GAAP measure Center Contribution.

                With regard to footnote (4), please tell us in more detail about the regional-level overhead excluded from Center Contribution. Further, tell us about the expenses related to marketing activities excluded from the measure and at what level they are performed. For all regional and corporate overhead excluded from the measure, tell us why you believe it is appropriate and how you considered the guidance in Item
              100(b) of Regulation G and Question 100.01 of the Non-GAAP Compliance and
              Disclosure Interpretations.

                Please revise the accompanying disclosures of Center Contribution to address the limitations of the non-GAAP center-level performance measure, and include disclosure emphasizing that the costs excluded, such as corporate overhead, opening costs, etc., are essential to support the operation and development of the centers.
8. We have read your response to prior comment 16 and have the following additional comments:

                Please tell us how you considered Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations in your decision to exclude opening costs from your measure of consolidated Adjusted EBITDA. In your response, please address your growth strategy and the number of centers opened for the periods presented.

                Please revise to remove the adjustment that has the effect of excluding de novo center opening losses from your non-GAAP measure, Adjusted EBITDA.

                Please expand your disclosure in footnote (5) to quantify the items that make up the adjustments of Other Expenses, and clarify where the items are reflected in your financial statements. Additionally, if material, tell us why you believe excluding bonuses and compensation paid to former owners of acquired centers is appropriate.
Results of Operations, page 84

9. We have read your response to prior comment 17. Given the disclosure, on pages iv and
         104, stating that, as of December 31, 2020, 249 of your 370 centers were operated through affiliated practices, please tell us in further detail why you do not believe separately discussing the results of operations of your wholly-owned entities and affiliated practices would be meaningful to investors, as it would appear that the majority of your revenue is generated through your affiliated practices. In your response, explain the differences and similarities between how the two are managed, including any differences in fees/revenues,
 Michael K. Lester
LifeStance Health Group, Inc.
April 30, 2021
Page 4
         cost structure, medical claims/expenses, and contingencies. Please tell us the amount of revenues that relate to medical services from affiliated practices. Business, page 95

10. Please revise to disclose details of your relationship with the affiliated practices, including the significant terms, obligations and responsibilities of the management services agreements you enter into with affiliated practices. Clarify whether the specific fees for medical services and payments to clinicians of affiliated entities are outlined in these agreements.
11. Please discuss the terms of the agreements and arrangements referenced on pages 33, 104, and F-15. If the material terms of these arrangements vary, please describe the range of such terms. To the extent that these agreements are standard in format, please file a form of the agreement as an exhibit.
Our Payor Relationships, page 108

12. We note your response to prior comment 21 and re-issue in part. Please disclose the identity of the commercial third party payors that comprised 23%, 19%, and 11% of your total revenue during the year ended December 31, 2020. If you do not believe the identification of these payors is material to an understanding of your business taken as a whole, please provide a detailed analysis.
13. We note your response to prior comment 22. Please expand your disclosure to discuss the material terms of the fee-for-service contracts you have entered into with your payors. We also note your disclosure that only a nominal number of the contracts provide for incremental payments tied to the attainment of quality or performance metrics. Please revise to clarify whether such contracts also represent a nominal portion of your revenue.
LifeStance TopCo, L.P. Financial Statements
Consolidated Statements of Income/ (Loss) and Comprehensive Income/ (Loss), page F-5

14. Please tell us how you considered the guidance in Rule 5-03(b)(2) of Regulation S-X, including separately presenting costs and expenses applicable to revenues, medical claims expense, selling, general and administrative expenses, etc.
Total Revenue, page F-11

15. We note your disclosure stating that implicit price concessions relating to services provided to patients with a reduced ability to pay for their care and who may be in need of
FirstName LastNameMichael K. Lester
       financial assistance are not reported as revenue. Please revise to clarify how these implicit
Comapany
       priceNameLifeStance
             concessions are Health
                              recordedGroup, Inc.
                                        in your financial statements. In your
response, include the
       guidance
April 30,        to which
          2021 Page   4    are relying to support your position.
FirstName LastName
 Michael K. Lester
FirstName
LifeStance LastNameMichael
            Health Group, Inc.K. Lester
Comapany
April       NameLifeStance Health Group, Inc.
       30, 2021
April 530, 2021 Page 5
Page
FirstName LastName
16. Please explain to us how you considered the guidance in ASC 606-10-50-5 and 6 with regard to disaggregated revenues related to owned clinics and those operated through affiliated practices.
Note 2- Summary of Significant Accounting Policies
Variable Interest Entities, page F-16

17. We note the disclosure on page 104 that at December 31, 2020 249 of your 370 clinics were operated through affiliated practices. Since a majority of the clinics are operated through affiliated practices please explain to us why assets of your VIEs are not significant related to the consolidated amounts in your financial statements.
Note 4- Acquisitions, page F-23

18. We note your disclosure stating that during the period from April 13, 2020 to December
         31, 2020 (Successor) and the period from January 1, 2020 to May 14, 2020 (Predecessor)
         you completed the acquisitions of 17 and 6, respectively, outpatient mental health practices for total consideration of $204,175. Please tell us how you considered providing audited financial statements and pro forma financial information of the acquirees, individually and in the aggregate, pursuant to the guidance in Rule 3-05 and Article 11 of
         Regulation S-X.
       You may contact Tracie Mariner at 202-551-3744 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Thomas Fraser, Esq.